UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated September 30, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:   September 30, 2004                   By: /s/ Bill O. Wood

Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:          SCVTF

Drilling Commences at North Foss Project

September 30, 2004 – Western Oil and Gas Development (Western), the operator has started drilling the Simmons #1 on the North Foss project.  The North Foss project is part of the Anadarko Basin and is located in Custer County, Oklahoma.  The project combines high potential reserves with the attractiveness of offset locations.  The primary objective is the Atoka sand located at a depth of approximately 14,800 feet with anticipated reserves of 12 to 14 Billion Cubic Feet (BCF) per well.  Other potential zones to be tested are the Red Fork sand at a depth of approximately 13,000 feet and the Upper Morrow sand at approximately 15,300 feet.  Expected reserves from these additional pay zones are 1 to 2 BCF and 2 to 4 BCF per well, respectively.

The initial test well is located in the Center of the NE 1/4 of Section 35.  This is a west offset to an Atoka producer, the Core, # 1-36 Sewell, in the NE 1/4 of Section 36 that has produced more than 12 BCF since 1985 with expected ultimate recovery of more than 15 BCF.  In an offset well to the north, the Marshall Oil Co, #1-25 Winifred encountered an Upper Morrow sand that has produced 4.3 BCF (expected ultimate recovery of more than 5 BCF).  The Upper Morrow in the Core, # 1-36 Sewell was perforated and is being co-produced with the Atoka sand.

It is anticipated the initial test well to take sixty days to drill to a total depth of 15,300 feet.  The estimated drilling cost is $2,003,000 U.S. and completion costs of $800,000 U.S.  Sovereign has a 7.8125% +/- working interest in the well.

Additional information about the projects in which Sovereign is presently participating can be seen on its web site sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464   Telephone:

(325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.